SO
6/27/03

03015788

S
SE E COMMISSION
Washington, D.C. 20549

UF 6-26-03

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-30295

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC MAIL PROCESSING SECTION
RECEIVED
JUN 25 2003
WASH. D.C.
187

REPORT FOR THE PERIOD BEGINNING 04/01/02 (MM/DD/YY) AND ENDING 03/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Wyoming Financial Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 East First Street
(No. and Street)

Casper	**Wyoming**	**82602**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard J. Bratton, CFO **307-235-6200**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
JUN 30 2003
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Porter, Muirhead, Cornia & Howard Certified Public Accountants
(Name - *if individual, state last, first, middle name)*

123 West First Street	**Casper**	**Wyoming**	**82602**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Richard J. Bratton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Wyoming Financial Securities, Inc.**, as of **March 31, 2003,** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows: NONE.

NOTARY PUBLIC
SUSAN L. HENDRICKSON
COUNTY OF NATRONA
STATE OF WYOMING
My Commission Expires Nov. 15, 2003

S L Hendrickson
Notary Public

Signature

CFO/Financial Operations Principal
Title

This report contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).b*

CONTENTS

PORTER, MUIRHEAD, CORNIA & HOWARD
(A Corporation of Certified Public Accountants)
123 West First Street Suite 800 P.O. Box 2759 Casper, Wyoming 82602 (307) 265-4311 Fax (307) 265-5180

INDEPENDENT AUDITOR'S REPORT ON THE FINANCIAL STATEMENTS

To the Board of Directors
Wyoming Financial Securities, Inc.

We have audited the accompanying statement of financial condition of Wyoming Financial Securities, Inc., (a wholly-owned subsidiary of WERCS) as of March 31, 2003 and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wyoming Financial Securities, Inc. as of March 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Porter, Muirhead, Cornia & Howard

PORTER, MUIRHEAD, CORNIA & HOWARD
Certified Public Accountants

Casper, Wyoming
May 5, 2003
Except for Note 11
June 17, 2003

WYOMING FINANCIAL SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
March 31, 2003

ASSETS		
Cash and cash equivalents	$	142,914
Due from clearing organization		597,093
Deposit with clearing organization		102,566
Commissions receivable from mutual fund companies and others		41,273
Investments		59,866
Furniture and equipment, net		88,235
Other assets		92,171
	$	1,124,118

LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities:		
Payables:		
Commissions	$	116,976
Trade		7,743
Accrued expenses		63,265
Note payable to the clearing organization		200,000
Total liabilities		387,984
Commitments and Contingencies		
Stockholder's Equity:		
Common stock, no par value, authorized 500,000 shares; issued and outstanding 18,060 shares		717,000
Additional paid-in-capital		1,390,501
Accumulated deficit		(1,371,367)
Total stockholder's equity		736,134
	$	1,124,118

See Notes to Financial Statements.

WYOMING FINANCIAL SECURITIES, INC.

STATEMENT OF OPERATIONS
Year Ended March 31, 2003

Revenue:		
Commissions	$	1,327,620
Municipal finance and underwriting fees		94,073
Financial advisory fees		347,448
Interest and dividends		48,986
Management fees		155,323
Unrealized loss on investments		2,927
Other income		50,495
		2,026,872
Expenses:		
Commissions		951,545
Salaries and employee benefits		468,790
General and administrative		286,251
Occupancy and equipment rental		420,737
Depreciation		37,169
Interest		11,695
		2,176,187
Net (loss) before income tax benefit		(149,315)
Income tax benefit		33,684
Net (loss)	$	(115,631)

See Notes to Financial Statements.

WYOMING FINANCIAL SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
Year Ended March 31, 2003

	Common Stock		Additional Paid-in	Accumulated	Stockholder's
	Shares	Amount	Capital	Deficit	Equity
Balances, March 31, 2002	18,060	$ 717,000	$ 1,265,501	$ (1,255,736)	$ 726,765
Net (loss)	-	-	-	(115,631)	(115,631)
Additional paid-in capital	-	-	125,000	-	125,000
Balances, March 31, 2003	18,060	$ 717,000	$ 1,390,501	$ (1,371,367)	$ 736,134

See Notes to Financial Statements.

WYOMING FINANCIAL SECURITIES, INC.

STATEMENT OF CASH FLOWS
Year Ended March 31, 2003

Cash Flows from Operating Activities:		
Net (loss)	$	(115,631)
Adjustments to reconcile net (loss) to net cash		
(used in) operating activities:		
Unrealized gain on investments		(21,906)
Depreciation		37,169
(Increase) decrease in operating assets and liablities:		
Due from clearing organization		(309,989)
Deposit with clearing organization		(685)
Commissions receivable from mutual fund companies and others		(41,273)
Other assets		53,296
Commissions payable		38,038
Trade payable		22
Accrued expenses		57,891
Net cash (used in) operating activities		(303,068)
Cash Flows from Investing Activities:		
Purchase of property and equipment		(4,864)
Net cash (used in) investing activities		(4,864)
Cash Flows from Financing Activities:		
Proceeds from note payable with to clearing organization		200,000
Additional paid-in capital		125,000
Net cash provided by financing activities		325,000
Net increase in cash and cash equivalents		17,068
Cash and cash equivalents:		
Beginning of year		125,846
End of year	$	142,914
Supplemental Disclosure of Cash Flow Information		
Cash payments for interest	$	2,362

See Notes to Financial Statements.

WYOMING FINANCIAL SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

Note 1. Nature of Business and Significant Accounting Policies

Nature of business: Wyoming Financial Securities, Inc. (the "Company") is a wholly-owned subsidiary of WERCS conducting business as a broker/dealer in securities. The Company primarily serves individual and institutional customers in the State of Wyoming and St. Louis, Missouri.

With respect to all other securities transactions, the Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all securities transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customers' funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Significant accounting policies:

Accounting estimates: The preparation of financial statements in conformity with accepted accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities transactions: Securities transactions and related commission revenue and expense are recorded on a settlement date basis, which is generally the third business day following the date a transaction is executed. The effect of transactions executed but not yet settled is not significant. Investment securities are valued at market with the net unrealized gains and losses included in earnings of the current period.

Cash and cash equivalents: For purposes of reporting cash flows, cash and cash equivalents include all cash, money market accounts and overnight repurchase agreements with a bank.

The Company maintains deposits in bank accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts, and the Company believes it is not exposed to any significant risk on cash and cash equivalents.

Property and equipment: Property and equipment is stated at cost. Depreciation of furniture, fixtures, and computers is computed using the declining balance method over estimated useful lives of five to ten years.

Income taxes: For income tax purposes, Wyoming Financial Securities, Inc. is included in a consolidated return with its parent holding company and other subsidiaries.

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carry forwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Advertising costs: The Company expenses advertising costs as incurred.

Note 2. Other Assets

At March 31, 2003, the Company's other assets included the following:

Prepaid expenses	$	35,678
Employee advances		16,654
Interest receivable		931
Deposits		8,953
Receivables from affiliated companies		29,955
	$	92,171

Note 3. Furniture and Equipment

At March 31, 2003, the Company had the following furniture and equipment:

Furniture and fixtures	$	148,087
Computers		134,323
		282,410
Less accumulated depreciation		194,175
	$	88,235

Note 4. Note Payable to the Clearing Organization

At March 31, 2003, the Company had an outstanding note payable to the clearing organization in the amount of $200,000. The note payable is due in three annual installments of $66,667 plus accrued interest at 8%. Each annual installment of principal and interest will be forgiven and deemed paid by the Company if the Company's Clearing Agreement assigned on September 19, 2002 to the clearing organization remains in full force.

Note 5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At March 31, 2003, the Company had net capital and minimum net capital requirements of approximately $473,253 and $250,000, respectively. The Company's net capital ratio was .82 to 1.

Note 6. Income Tax Matters

For income tax purposes, the Company has elected to file consolidated tax returns with its parent company. For purposes of these financial statements, the Company computes current and deferred income taxes using the separate return method. The income tax (expense) benefit obtained by the

consolidated members from the separate return method has been recognized in the accompanying financial statements.

Deferred tax assets result from net operating loss carry forwards. Net deferred tax asset consisted of the following component as of March 31, 2003:

Deferred Tax Asset:	
Net operating loss carryforwards	$ 165,000
Less valuation allowance	(165,000)
	$ -

The Company provided a valuation allowance of $165,000 for the year ended March 31, 2003 on the deferred tax asset to recognize that the deferred tax asset may not be realized since such realization is dependent upon sufficient future taxable income being generated during the period that deductible temporary differences and carry forwards are expected to be available.

As of March 31, 2003, the Company has a net operating loss carryover of approximately $486,000, which is available to reduce separate return taxable income in future years. If not utilized, this carryover will expire in 2014 through 2016.

Note 7. Off-Balance-Sheet Risk, Concentration of Credit Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

Note 8. Defined Contribution Retirement Plan

The Company's parent, WERCS, established an Employee Stock Ownership Plan, which provides for the participation of subsidiary employees, including those of the Company. All of the Company's employees with at least one year of service are eligible for the plan at the next plan entry date. No contributions were charged to operations for the year ended March 31, 2003.

Note 9. Related-Party Transactions

To take advantage of economies of scale, the parent company, WERCS, contracts for services such as payroll processing, telephone, property and equipment leasing, insurance and other, with various vendors and all subsidiaries reimburse WERCS for the cost of these services. During the year ended March 31, 2003, the Company reimbursed the parent company or its designated related management company approximately $1,143,000 for salaries, benefits, commissions and payroll tax expenses, $32,000 for property rental (see Note 10), and $40,000 for other miscellaneous expenses.

Note 10. Lease Commitments and Total Rental Expense

The Company leases its Casper and St. Louis offices under operating lease agreements, expiring December 2005 and July 2007. The Casper office is leased from an affiliated Company. The total minimum rental commitment at March 31, 2003 under these leases is $174,535 which is due as follows:

During the year ending March 31:	Other	Affiliated Company
2004	32,634	24,000
2005	34,706	24,000
2006	27,195	24,000
2007	-	8,000
	94,535	80,000

The total rental expense included in the income statement for the year ended March 31, 2003 is $32,029.

In addition, the Company leases copying equipment under three operating lease agreements, expiring June 2006, April 2007 and November 2007. The total minimum lease commitment at March 31, 2003 under these leases is $34,027 which is due as follows:

During the year ending March 31:		
2004	$	7,723
2005		7,723
2006		7,723
2007		6,012
2008		4,846
	$	34,027

The total lease expense included in the income statement for the year ended March 31, 2003 is $5,341.

Note 11. Litigation

At year end, the Company has been named in two suitability actions by previous customers. These actions claim that the Company is liable for losses and expenses related to specific investment accounts due to a lack of diligence in the administration and oversight of the accounts. Subsequent to year end, the Company settled one of the claims for $38,000, which has been accrued at year end. One claim, in an amount of $25,000 plus punitive damages, remains unsettled. Management believes this claim is without merit or basis and intends to vigorously defend it. The Company's legal counsel cannot evaluate the likelihood of an outcome, adverse or otherwise. Should an adverse outcome occur the parent company would make a capital contribution to maintain net capital levels required by the SEC.

During the year, the SEC commenced an informal investigation of option or margin trading done by two employees of the Company. The Company provided the SEC with all information requested, and no

formal charges have been brought against the Company. The Company and its counsel believe that the investigation is without merit and they plan vigorously to defend the allegations.

During the year, the Company paid $45,000 plus legal fees to settle a claim. This settlement, plus a portion of the legal fees, was reimbursed by the Company's insurance carrier.

WYOMING FINANCIAL SECURITIES, INC. **SCHEDULE 1**

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL UNDER RULE 15C3-1
Year Ended March 31, 2003

AGGREGATE INDEBTEDNESS:		
Payables:		
Trade	$	7,743
Commissions		116,976
Accrued expenses		63,265
Payables to affiliated companies		
Note payable to clearing broker		200,000
Total aggregate indebtedness	$	387,984
NET CAPITAL:		
Total stockholder's equity	$	736,134
Deductions:		
Non-allowable assets:		
Commissions receivable from mutual fund companies and others		41,273
Furniture and equipment, net		88,235
Other assets		92,171
Total deductions		221,679
Net capital before haircuts:		514,455
Haircuts		41,202
Net capital		473,253
Minimum Net Capital required		250,000
Capital in excess of minimum Net Capital required	$	223,253
Ratio of aggregate indebtedness to Net Capital		.82 to 1

Variances between the computation of aggregate indebtedness and net capital under Rule 15c3-1 as computed above and as computed by the registrant in its X-17A-5 Part II report are not material and, accordingly, no reconciliation is deemed necessary.

pmch PORTER, MUIRHEAD, CORNIA & HOWARD
(A Corporation of Certified Public Accountants)
123 West First Street Suite 800 P.O. Box 2759 Casper, Wyoming 82602 (307) 265-4311 Fax (307) 265-5180

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Board of Directors
Wyoming Financial Securities, Inc.

In planning and performing our audit of the financial statements of Wyoming Financial Securities, Inc. (the Company) for the year ended March 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications and comparisons.

(2) Recordation of differences required by Rule 17a-13.

(3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PORTER, MUIRHEAD, CORNIA & HOWARD
Certified Public Accountants

Casper, Wyoming
May 5, 2003